Contact

www.linkedin.com/in/sabinabower
(LinkedIn)

Top Skills

Adobe Illustrator
Film Production
Milestones

Languages

ASL - American Sign Language
(Elementary)
English (Native or Bilingual)

Certifications

Foundations of Project Management

Honors-Awards

Dean's List
Dean's List
Dean's List
Dean's List

Sabina Bower

Building FERRA |#1 Nutritional Deficiency just got tasty
Seattle, Washington, United States

Summary

I've spent years helping brands go from overlooked to unforgettable. Now I'm building one of my own. I'm the Creative Director of Radically Made — a Shopify and Klaviyo design studio that helps bold, premium DTC brands build identities that look incredible and actually convert. Named Top 10 Shopify Developer. I know what it takes to build a brand from zero and make it grow. That foundation is exactly what I'm bringing to Ferra. Ferra is the a tasty, high iron food built for the 38 million women in the US with iron deficiency. Whether it's from heavy periods, pregnancy, or a plant-based diet, the only solution anyone offers is a pill that causes cramps, tastes like metal, and gets abandoned within weeks. We use Ferrochel — the gold-standard form of iron.

Experience

FERRA Kitchen

Founder & CEO
January 2026 - Present (10 months)
Seattle, Washington, United States

Iron deficiency, made tasty.

Radically Made

Creative Director
January 2020 - Present (6 years 10 months)
Remote

Founded and lead a thriving Seattle-based design studio, delivering impactful website design, branding, and e-commerce solutions for bold, innovative brands across industries like beauty, fashion, lifestyle, and tech.

Spearhead the creative vision and strategic direction for every client project, transforming ideas into high-converting websites and standout brands with a proven track record of success.

Achieved 50% average increase in conversion rates for clients by implementing data-driven design strategies that enhance user experience and drive sales.

Managed over $1.5M in e-commerce sales for clients through optimized Shopify websites and targeted marketing efforts.

Led a talented team of designers, developers, and marketers, completing over 100 successful projects with 98% client satisfaction rate and over 85% repeat business.

Delivered a 60% increase in website traffic for e-commerce brands by combining creative design with SEO strategies and personalized marketing campaigns.

Partnered with global brands and startups, consistently creating tailor-made solutions that boost visibility and build lasting customer loyalty.

Developed and implemented brand identity strategies that have helped clients grow their social followings by 200% on average within

Education

Bloomsburg University of Pennsylvania

Bachelor of Business Administration - BBA, Business Administration and Management, General

South Williamsport Area Junior/Senior High School